Room 4561
						November 3, 2005



Mr. Robert J. Doris
Chairman of the Board and Chief Executive Officer
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945

Re:	Sonic Solutions
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
      Form 10-Q for Fiscal Quarter Ended June 30, 2005
	Filed August 15, 2005
	Form 8-K Filed March 17, 2005 and August 16, 2005
	File No. 000-23190


Dear Mr. Doris:

      We have reviewed your response to our comment letter dated September 26, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note 10 - Roxio CSD Acquisition, page 82
1. Please explain to us how you concluded that the value of the trade name determined through use of the relief from royalty method served as a surrogate for ownership fair value. Explain to us how you considered the different rights and rewards inuring to you as an owner of the trade name as compared to a licensee. In addition, indicate whether the royalty rate was based on industry averages and, if so, how this incorporated the specifically negotiated terms and rights of your transaction.

Form 8-K Filed May 17, 2005 and August 16, 2005
2. We note that you classified the proceeds from the sale of the Roxio patents as revenue and it is unclear to us how this transaction was recorded and why it was considered a revenue transaction rather than a sale of long-lived assets. Please provide us with the following:

?	Explain the nature of the "revaluation" adjustment to
goodwill
and the corresponding charge to cost of sales during the first quarter of fiscal 2006. Refer to the authoritative literature that
supports your accounting treatment;
?	Explain how you allocated the purchase price to these patents at
acquisition and how your disclosures reflect that allocation.  If you
did not allocate any value to these identifiable intangible assets at
acquisition or allocated an amount different from the subsequent sales price, explain why; and
?	Support your conclusion that the proceeds from the sale were appropriately classified as revenues and refer to the authoritative literature that supports your accounting treatment.

3. We have read your response to prior comment numbers 11 and 12 and it appears that you exclude amortization of intangible assets and the value assigned to the patents acquired from Roxio in an effort to help investors better understand your operating results on a cash basis. We further note that you exclude certain "non-recurring" charges on the basis that they represent "unusual" expenses. It is unclear to us how excluding the amortization and cost of the patents helps investors understand your operating results on a cash basis considering that you also exclude "unusual" charges that appear to be cash expenses. Please explain to us how you have met the disclosure requirements described in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures including, but not limited to, how investors are able to better understand your results on a cash basis given the exclusion of both cash and non-cash expenses.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Robert J. Doris
Sonic Solutions
November 3, 2005
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